                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of August, 1999


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)


                    4 Kaufman Street, Tel-Aviv, 68012, Israel
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        /s/ Shlomo Heller
                                        ----------------------------------------
Date:  August 9, 1999                   By: Shlomo Heller

Exhibit             Description

                    Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the
     A Registrar of Companies, on July 28, 1999, regarding a memorandum of understanding which was approved in principle by and between Koor and its wholly-owned subsidiaries (Tadiran Ltd. and Elisra Electronic Systems Ltd.) of the first part and Israel Aircraft Industries Ltd. and Elta Electronic Industries Ltd. of the other part, for cooperation on certain subjects in the field of electronic defense products.